UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

 (Amendment No. 2)

Triple Crown Media, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

89675K102
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP NO. 89675K102	SCHEDULE 13G	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSON Bislett Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 368,247
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 368,247
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89675K102	SCHEDULE 13G	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSON Bislett Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 368,247
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 368,247
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (SEE INSTRUCTIONS) 368,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 89675K102	SCHEDULE 13G	PAGE 4 OF 8 PAGES

1	NAME OF REPORTING PERSON JAMES D. HARRIS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,412
	6	SHARED VOTING POWER 368,247
	7	SOLE DISPOSITIVE POWER 1,412
	8	SHARED DISPOSITIVE POWER 368,247
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (SEE INSTRUCTIONS) 369,659
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN, HC

Item 1(a).	Name of Issuer:

Triple Crown Media, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

546 East Main Street
Lexington, Kentucky  40508

Item 2(a).	Names of Persons Filing:

This statement is filed by:
(i)	Bislett Partners L.P.
(ii)	Bislett Management LLC, general partner of Bislett Partners L.P.
(iii)	James D. Harris, managing member of Bislett Management LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

200 Sheridan Avenue, Suite 408
Palo Alto, CA 94306

Item 2(c).	Citizenship:

(i)	Bislett Partners L.P. is a California limited partnership.
(ii)	Bislett Management LLC is a California limited liability company.
(iii)	James D. Harris is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

89675K102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 5 of 8 Pages

Item 4.	Ownership:

(i) Bislett Partners L.P.:

(a) Amount beneficially owned: 368,247 shares
(b) Percent of class: 6.64%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0 shares
(ii) Shared power to vote or to direct the vote: 368,247 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 368,247 shares

(ii) Bislett Management LLC:

(a) Amount beneficially owned: 368,247 shares
(b) Percent of class: 6.64%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0 shares
(ii) Shared power to vote or to direct the vote: 368,247 shares
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 368,247 shares

(iii) James D. Harris:

(a) Amount beneficially owned: 369,659 shares
(b) Percent of class: 6.67%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,412 shares
(ii) Shared power to vote or to direct the vote: 368,247 shares
(iii) Sole power to dispose or to direct the disposition of: 1,412 shares
(iv) Shared power to dispose or to direct the disposition of: 368,247 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2008

BISLETT PARTNERS L.P

By: BISLETT MANAGEMENT LLC

By:	/s/ James D. Harris
Name: James D. Harris
Title: Managing Member

BISLETT MANAGEMENT LLC

By:	/s/ James D. Harris
Name: James D. Harris
Title: Managing Member

/s/ James D. Harris
James D. Harris

Page 8 of 8 Pages